EXHIBIT 12(cc)

PURCHASE AGREEMENT

BlackRock FundsSM (the “Fund”), a Massachusetts business trust, and BlackRock Investments, LLC (“BRIL”), a Delaware limited liability company, hereby agree as follows:

1. The Fund hereby offers and BRIL hereby purchases ten shares of each of the Institutional, Investor A and Investor C classes of shares of the Fund’s BlackRock Global Long/Short Credit Fund (the “Shares”) for $10 per Share. The Fund hereby acknowledges receipt from BRIL of funds in full payment for the foregoing Shares.

2. BRIL represents and warrants to the Fund that the foregoing Shares are being acquired for investment purposes and not with a view to the distribution thereof.

3. “BlackRock FundsSM” and “Trustees of BlackRock FundsSM” refer respectively to the trust created and the Trustees, as trustees but not individually or personally, acting from time to time under a Declaration of Trust dated December 22, 1988, as amended from time to time, which is hereby referred to and a copy of which is on file at the office of the State Secretary of the Commonwealth of Massachusetts and at the principal office of the Fund. The obligations of “BlackRock FundsSM” entered into in the name or on behalf thereof by any of the Trustees, officers, representatives or agents are made not individually, but in such capacities, and are not binding upon any of the Trustees, shareholders, officers, representatives or agents of the Fund personally, but bind only the Trust Property (as defined in the Declaration of Trust), and all persons dealing with any class of shares of the Fund must look solely to the Trust Property belonging to such class for the enforcement of any claims against the Fund.

IN AGREEMENT WHEREOF, and intending to be legally bound hereby, the parties hereto have executed this Purchase Agreement as of the ___ day of __________, 2011.

BLACKROCK FUNDSSM

By:
Name:
Title:

BLACKROCK INVESTMENTS, LLC

By:
Name:
Title: